Exhibit 99.1

Phoenix New Media Reports First Quarter 2025 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on May 13, 2025

BEIJING, China, May 14, 2025 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “In the first quarter of 2025, we navigated complex global and regional events while consistently delivering high-quality reporting. Through sustained content innovation, we leveraged our content creation and distribution capabilities to deliver value to users and clients, fostering new commercial partnerships. Looking ahead, we will continue to enhance content innovation, pursue additional commercial opportunities, and improve operational efficiency to support our long-term goals.”

First Quarter 2025 Financial Results

REVENUES

Total revenues in the first quarter of 2025 increased by 1.4% to RMB155.2 million (US$21.4 million) from RMB153.0 million in the same period of 2024, primarily due to the year-over-year increase in the Company’s paid services revenues.

Net advertising revenues in the first quarter of 2025 was RMB120.5 million (US$16.6 million), representing a decrease of 13.1% from RMB138.6 million in the same period of 2024.

Paid services revenues in the first quarter of 2025 increased by 141.0% to RMB34.7 million (US$4.8 million) from RMB14.4 million in the same period of 2024. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. Revenues from paid contents in the first quarter of 2025 increased by 387.5% to RMB31.2 million (US$4.3 million) from RMB6.4 million in the same period of 2024, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications in the first quarter of 2025. Revenues from E-commerce and others in the first quarter of 2025 decreased by 56.3% to RMB3.5 million (US$0.5 million) from RMB8.0 million in the same period of 2024, as the Company scaled down its E-commerce business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the first quarter of 2025 decreased by 15.1% to RMB92.5 million (US$12.8 million) from RMB109.0 million in the same period of 2024, as a result of the Company’s strict cost control measures.

Gross profit in the first quarter of 2025 increased by 42.5% to RMB62.7 million (US$8.6 million) from RMB44.0 million in the same period of 2024. Gross margin in the first quarter of 2025 was 40.4%, as compared to 28.8% in the same period of 2024.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the first quarter of 2025, which excluded share-based compensation, increased to 40.4% from 29.2% in the same period of 2024.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the first quarter of 2025 increased by 25.6% to RMB101.1 million (US$13.9 million) from RMB80.5 million in the same period of 2024, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs.

Loss from operations in the first quarter of 2025 was RMB38.4 million (US$5.3 million), compared to loss from operations of RMB36.5 million in the same period of 2024. Operating margin in the first quarter of 2025 was negative 24.7%, compared to negative 23.9% in the same period of 2024.

Non-GAAP loss from operations in the first quarter of 2025, which excluded share-based compensation, was RMB38.4 million (US$5.3 million), compared to non-GAAP loss from operations of RMB35.2 million in the same period of 2024. Non-GAAP operating margin in the first quarter of 2025, which excluded share-based compensation, was negative 24.7%, compared to negative 23.0%, in the same period of 2024.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, net of impairment, fair value changes in investments, net, and others, net. Total net other income in the first quarter of 2025 was RMB5.0 million (US$0.7 million), compared to total net other income of RMB9.7 million recorded in the same period of 2024, which mainly consisted of the following items:

•
Net interest income in the first quarter of 2025 was RMB5.1 million (US$0.7 million), compared to RMB10.1 million in the same period of 2024.
•
Foreign currency exchange loss in the first quarter of 2025 was RMB0.1 million (US$0.01 million), compared to a foreign currency exchange loss of RMB0.4 million in the same period of 2024.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the first quarter of 2025 was RMB29.7 million (US$4.1 million), compared to net loss attributable to Phoenix New Media Limited of RMB26.0 million in the same period of 2024. Net margin in the first quarter of 2025 was negative 19.2%, compared to negative 17.0% in the same period of 2024. Net loss per basic and diluted ordinary share in the first quarter of 2025 was RMB0.05 (US$0.01), compared to net loss per basic and diluted ordinary share of RMB0.05 in the same period of 2024.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, net of impairment, and fair value changes in investments, net, was RMB29.5 million (US$4.1 million) in the first quarter of 2025, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB24.6 million in the same period of 2024. Non-GAAP net margin in the first quarter of 2025 was negative 19.0%, compared to negative 16.1% in the same period of 2024. Non-GAAP net loss per basic and diluted ADS in the first quarter of 2025 was RMB2.45 (US$0.34), compared to non-GAAP net loss per basic and diluted ADS of RMB2.04 in the same period of 2024. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the first quarter of 2025, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 12,010,776. As of March 31, 2025, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2025, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB984.5 million (US$135.7 million).

Business Outlook

For the second quarter of 2025, the Company expects its total revenues to be between RMB182.1 million and RMB197.1 million; net advertising revenues are expected to be between RMB148.7 million and RMB158.7 million; and paid services revenues are expected to be between RMB33.4 million and RMB38.4 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on May 13, 2025 (May 14, 2025 at 9:30 a.m. Beijing/Hong Kong time) to discuss its first quarter 2025 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register-conf.media-server.com/register/BI5e9499b9aca343cf9f17a8ecd2352ca8). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	607,579	636,202	87,671
Term deposits and short term investments	428,343	338,574	46,657
Restricted cash	9,761	9,762	1,345
Accounts receivable, net	326,795	287,898	39,673
Amounts due from related parties	76,404	70,935	9,775
Prepayment and other current assets	25,470	30,516	4,206
Total current assets	1,474,352	1,373,887	189,327
Non-current assets:
Property and equipment, net	4,440	11,810	1,627
Intangible assets, net	13,723	12,768	1,759
Available-for-sale debt investments	313	313	42
Equity investments, net	85,436	85,180	11,740
Deferred tax assets	63,258	66,417	9,153
Operating lease right-of-use assets, net	56,791	50,447	6,952
Other non-current assets	13,614	11,618	1,601
Total non-current assets	237,575	238,553	32,874
Total assets	1,711,927	1,612,440	222,201
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	144,670	111,289	15,336
Amounts due to related parties	24,327	25,723	3,545
Advances from customers	29,104	30,946	4,265
Taxes payable	175,932	176,850	24,371
Salary and welfare payable	86,607	61,208	8,435
Accrued expenses and other current liabilities	65,708	58,704	8,090
Operating lease liabilities	10,972	10,575	1,457
Total current liabilities	537,320	475,295	65,499
Non-current liabilities:
Long-term liabilities	15,497	15,497	2,136
Operating lease liabilities	45,700	39,596	5,456
Total non-current liabilities	61,197	55,093	7,592
Total liabilities	598,517	530,388	73,091
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,411
Class B ordinary shares	22,053	22,053	3,039
Additional paid-in capital	1,642,077	1,642,087	226,286
Treasury stock	(1,480)	(1,480)	(204)
Statutory reserves	99,124	99,124	13,660
Accumulated deficit	(566,701)	(596,427)	(82,190)
Accumulated other comprehensive loss	(37,305)	(37,419)	(5,157)
Total Phoenix New Media Limited shareholders' equity	1,175,267	1,145,437	157,845
Noncontrolling interests	(61,857)	(63,385)	(8,735)
Total shareholders' equity	1,113,410	1,082,052	149,110
Total liabilities and shareholders' equity	1,711,927	1,612,440	222,201

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$

Revenues:
Net advertising revenues	138,573	188,981	120,547	16,612
Paid service revenues	14,419	29,126	34,665	4,777
Total revenues	152,992	218,107	155,212	21,389
Cost of revenues	(108,963)	(121,102)	(92,481)	(12,744)
Gross profit	44,029	97,005	62,731	8,645
Operating expenses:
Sales and marketing expenses	(36,882)	(63,539)	(63,038)	(8,687)
General and administrative expenses	(26,131)	(8,545)	(21,033)	(2,898)
Technology and product development expenses	(17,550)	(18,212)	(17,025)	(2,346)
Total operating expenses	(80,563)	(90,296)	(101,096)	(13,931)
(Loss)/income from operations	(36,534)	6,709	(38,365)	(5,286)
Other income/(loss):
Interest income, net	10,137	8,519	5,064	698
Foreign currency exchange loss	(402)	(3,411)	(59)	(8)
Loss from equity method investments, including impairment	(189)	(9,852)	(187)	(26)
Fair value changes in investments, net	80	(1,717)	(68)	(9)
Others, net	86	1,560	260	36
(Loss)/income before income taxes	(26,822)	1,808	(33,355)	(4,595)
Income tax (expense)/benefit	(208)	(3,793)	3,101	427
Net loss	(27,030)	(1,985)	(30,254)	(4,168)
Net loss/(income) attributable to noncontrolling interests	1,016	(1,608)	528	73
Net loss attributable to Phoenix New Media Limited	(26,014)	(3,593)	(29,726)	(4,095)
Net loss	(27,030)	(1,985)	(30,254)	(4,168)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	619	6,466	(114)	(16)
Comprehensive (loss)/income	(26,411)	4,481	(30,368)	(4,184)
Comprehensive loss/(income) attributable to noncontrolling interests	1,016	(1,608)	528	73
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(25,395)	2,873	(29,840)	(4,111)
Net loss per Class A and Class B ordinary share:
Basic	(0.05)	(0.01)	(0.05)	(0.01)
Diluted	(0.05)	(0.01)	(0.05)	(0.01)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(2.16)	(0.30)	(2.47)	(0.34)
Diluted	(2.16)	(0.30)	(2.47)	(0.34)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	577,630,597	576,517,237	576,517,237	576,517,237
Diluted	577,630,597	576,517,237	576,517,237	576,517,237

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$

Revenues:
Net advertising service	138,573	188,981	120,547	16,612
Paid services	14,419	29,126	34,665	4,777
Total revenues	152,992	218,107	155,212	21,389
Cost of revenues
Net advertising service	98,709	114,968	86,596	11,933
Paid services	10,254	6,134	5,885	811
Total cost of revenues	108,963	121,102	92,481	12,744
Gross profit
Net advertising service	39,864	74,013	33,951	4,679
Paid services	4,165	22,992	28,780	3,966
Total gross profit	44,029	97,005	62,731	8,645

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$

Revenue sharing fees	4,135	4,067	2,848	392
Content and operational costs	98,500	110,197	83,027	11,442
Bandwidth costs	6,328	6,838	6,606	910
Total cost of revenues	108,963	121,102	92,481	12,744

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2024				Three Months Ended December 31, 2024				Three Months Ended March 31, 2025
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	44,029	628	(1)	44,657	97,005	90	(1)	97,095	62,731	10	(1)	62,741
Gross margin	28.8%			29.2%	44.5%			44.5%	40.4%			40.4%
(Loss)/income from operations	(36,534)	1,334	(1)	(35,200)	6,709	94	(1)	6,803	(38,365)	10	(1)	(38,355)
Operating margin	(23.9)%			(23.0)%	3.1%			3.1%	(24.7)%			(24.7)%
		1,334	(1)			94	(1)			10	(1)
		189	(2)			9,852	(2)			187	(2)
		(80)	(3)			1,717	(3)			68	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(26,014)	1,443		(24,571)	(3,593)	11,663		8,070	(29,726)	265		(29,461)
Net margin	(17.0)%			(16.1)%	(1.6)%			3.7%	(19.2)%			(19.0)%
Net (loss)/income per ADS-basic and diluted	(2.16)			(2.04)	(0.30)			0.67	(2.47)			(2.45)
Weighted average number of ADSs used in computing basic and diluted net (loss)/income per ADS	12,033,971			12,033,971	12,010,776			12,010,776	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, net of impairment

(3) Fair value changes in investments, net